                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO: 333-44900



                   WELLS REAL ESTATE INVESTMENT TRUST, INC.
           SUPPLEMENT NO. 4 DATED AUGUST 10, 2001 TO THE PROSPECTUS
                            DATED DECEMBER 20, 2000

     This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated December 20, 2000, as supplemented and amended by Supplement No. 1 dated February 5, 2001, Supplement No. 2 dated April 25, 2001, and Supplement No. 3 dated July 20, 2001. When we refer to the "prospectus" in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

     The purpose of this supplement is to describe the following:

     (1) The status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

     (2) The acquisition of an office building in Quincy, Massachusetts (State Street Building);

     (3)  The initial transaction under the Section 1031 Exchange Program;

     (4) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus; and

     (5)  Financial statements relating to the State Street Building.

Status of the Offering

     We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering. We commenced a second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175,229,193 in gross offering proceeds from the sale of 17,522,919 shares in our second public offering.

     Pursuant to the prospectus, we commenced our third offering of common stock on December 20, 2000. As of July 31, 2001, we had received an additional $212,110,390 in gross offering proceeds from the sale of 21,211,039 shares in the third offering. Accordingly, as of July 31, 2001, we had received in the aggregate approximately $519,521,502 in gross offering proceeds from the sale of 51,952,150 shares of our common stock.

The State Street Building

Purchase of the State Street Building.  On July 30, 2001, Wells Operating
-------------------------------------
Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of Wells REIT, purchased a seven-story office building with approximately 234,668 rentable square feet located at 1200 Crown Colony Drive, Norfolk County, Quincy, Massachusetts (State Street Building). Wells OP purchased this building from Crownview, LLC (Crownview) pursuant to that certain Agreement of Purchase and Sale of Property between Crownview and Wells OP. Crownview is not in any way affiliated with Wells REIT or Wells Capital, Inc., our Advisor.

     The purchase price for the State Street Building was $49,563,000. Wells OP incurred acquisition expenses in connection with the purchase of the State Street Building, including attorneys' fees, recording fees, structural report and environmental report fees, and other closing costs, of approximately $69,500. Wells OP also paid approximately $126,600 to reimburse the seller for its prorated share of real estate taxes and other operating expenses.

     An independent appraisal of the State Street Building was prepared by Insignia/ESG, Inc., real estate appraisers, as of July 10, 2001, pursuant to which the market value of the real property containing the leased fee interest subject to the leases described below was estimated to be $52,000,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the State Street Building will continue operating at a stabilized level with SSB Realty LLC, a Delaware limited liability company (SSB Realty), occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. Wells OP also obtained an environmental report and an engineering inspection report prior to the closing evidencing that the condition of the land and the State Street Building were satisfactory.

Description of the State Street Building and Site.  The State Street Building,
-------------------------------------------------
which was completed in 1990, is a seven-story office building containing approximately 234,668 rentable square feet located on an 11.22 acre tract of land. The building is constructed using a steel frame with a reinforced concrete foundation. The exterior walls are made of primarily precast concrete with insulated glass windows in aluminum frames. The interior walls consist of painted gypsum board. In addition, there are four elevators and approximately 854 parking spaces.

     The State Street Building is located at 1200 Crown Colony Drive in Crown Colony Office Park in Quincy, Massachusetts, approximately 10 miles southwest of downtown Boston. Crown Colony Office Park contains high quality office buildings and is one of the most desirable parks in the south Boston market.
The strength of the office market in this area is evidenced by the extensive office development near other interchanges along Route 128 in the Quincy/Braintree area. The property is well located in terms of proximity to Boston, and accessability to all of the other major highway systems that serve the city and the surrounding area because of its immediate access to a highway interchange and to public transportation. The State Street Building is leased entirely to SSB Realty.


The SSB Realty Lease.  The entire 234,668 rentable square feet of the State
--------------------
Street Building is currently under a lease agreement with SSB Realty. The landlord's interest in the SSB Realty lease was assigned to Wells OP at the closing. The current term of the lease is 10 years, which commenced on February 1, 2001, and expires on March 31, 2011. SSB has the right to extend the term of this lease for one additional five year period at the then-current fair market rental rate. In addition, the base operating costs and the base taxes will be adjusted for the extended term to reflect the actual operating costs and taxes for the preceding calendar year.

     SSB Realty is a wholly owned subsidiary of State Street Corporation, a Massachusetts corporation (State Street). State Street, a guarantor of the SSB Realty lease, is a world leader in providing financial services to investment managers, corporations, public pension funds, unions, not-for-profit organizations and individuals. State Street's capabilities range from investment research and professional investment management to trading and brokerage services to fund accounting and administration. With over 17,000 employees, offices in 23 countries, and serving clients in 55 different countries, State Street has over $6 trillion in assets under custody and $711 billion in assets under management. For the fiscal year ended December 31, 2000, State Street reported net income of approximately $595 million on revenues of approximately $3.6 billion, and a net worth, as of December 31, 2000, of approximately $3.26 billion.

The base rent payable for the remainder of the SSB Realty lease is as follows:


Lease Year                                  Annual Rent        Monthly Rent
---------------------------------------------------------------------------
April 1, 2001 - January 30, 2004             $6,922,706          $576,892
---------------------------------------------------------------------------
February 1, 2004 - January 30, 2007          $7,274,708          $606,226
---------------------------------------------------------------------------
February 1, 2007 - March 31, 2011            $7,861,378          $655,115
---------------------------------------------------------------------------

     Pursuant to the SSB Realty lease, Wells OP is obligated to provide SSB Realty an allowance of up to approximately $2,112,000 for tenant, building and architectural improvements. Under the SSB Realty lease, SSB Realty is required to pay its proportionate share of taxes relating to the State Street Building and all operating costs incurred by the landlord in maintaining and operating the State Street Building, including, but not limited to, garbage and waste disposal, janitorial service and window cleaning, snow removal, security, insurance, water and sewer charges, wages, salaries and employee benefits of all employees engaged in the operation, maintenance and management of the building, indoor and outdoor landscaping, utilities and repairs, replacements and general maintenance. Wells OP, as the landlord, will be responsible, at tenant's expense, for maintaining the common areas of the building, the roof, foundation, exterior walls and windows, load bearing items and the central heating, ventilation and air conditioning, electrical, mechanical and plumbing systems of the building.

Property Management Fees.  Wells Management Company, Inc. (Wells Management), an
------------------------
affiliate of Wells REIT and our Advisor, has been retained to manage and lease the State Street Building. Wells REIT shall pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the State Street Building, subject to certain limitations.

Initial Transaction under the Section 1031 Exchange Program

     As described in Supplement No. 2 dated April 25, 2001 to the prospectus dated December 20, 2000, Wells Development Corporation, an affiliate of our Advisor, has developed a program (Section 1031 Exchange Program) involving the acquisition of income-producing commercial properties and the formation of a series of single member limited liabilities companies (Wells Exchange) for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to persons (1031 Participants) who are looking to invest the proceeds from a sale of real estate held for investment into another real estate investment for purposes of qualifying for like-kind exchange treatment under
Section 1031 of the Internal Revenue Code.

     The initial transaction in the Section 1031 Exchange Program involves the acquisition by Wells Exchange and resale of co-tenancy interests in the Ford Motor Credit Complex. The Ford Motor Credit Complex consists of two connecting office buildings containing 167,434 rentable square feet located in Colorado Springs, Colorado currently under a triple-net lease with Ford Motor Credit Company, a wholly-owned subsidiary of Ford Motor Company, which is the world's largest automobile finance company with more than 10 million customers in 40 countries. Wells Exchange is currently engaged in the offer and sale of co-tenancy interests in the Ford Motor Credit Complex to 1031 Participants.

     As a part of the initial transaction in the Section 1031 Exchange Program, in consideration for the payment of a Take Out Fee in the amount of $137,500, and following approval of the potential property acquisition by our board of directors, Wells OP entered into a Take Out Purchase and Escrow Agreement relating to the Ford Motor Credit Complex. Pursuant to the terms of the Take Out Purchase and Escrow Agreement, Wells OP is obligated to acquire, at Wells Exchange's cost ($839,694 in cash plus $832,060 of assumed debt for each 7.63358% co-tenancy interest), any co-tenancy interests in the Ford Motor Credit Complex which remain unsold on October 16, 2001.

     The obligations of Wells OP under the Take Out Purchase and Escrow Agreement are secured by reserving against Wells OP's existing line of credit with Bank of America, N.A. (Interim Lender). If, for any reason, Wells OP fails to acquire any of the co-tenancy interests in the Ford Motor Credit Complex which remain unsold as of October 16, 2001, or if there is otherwise an uncured default under the interim loan between Wells Exchange and the Interim Lender or Well OP's line of credit documents, the Interim Lender is authorized to draw down on Wells OP's line of credit in the amount necessary to pay the outstanding balance of the Interim Loan in full, in which event the appropriate amount of unsold co-tenancy interests in the Ford Motor Credit Complex would be deeded to Wells OP. Wells OP's maximum economic exposure in the transaction is $11,000,000, in which event Wells OP would acquire the Ford Motor Credit Complex for $11,000,000 in cash plus assumption of the first mortgage financing in the amount of $10,900,000. If Wells Exchange successfully sells 100% of the co-tenancy interests to

1031 Particpants, Wells OP will not acquire any interest in the Ford Motor Credit Complex. If some, but not all, of the co-tenancy interests are sold by Wells Exchange, Wells OP's exposure would be less, and it would end up owning an interest in the property in co-tenancy with 1031 Participants who had previously acquired co-tenancy interests in the Ford Motor Credit Complex from Wells Exchange. (See "Risk Factors - Section 1031 Exchange Program" contained in Supplement No. 2 dated April 25, 2001 to the prospectus dated December 20, 2000.)

Management's Discussion and Analysis of Financial Condition and Results of Operation

     The information contained on page 98 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" section of the prospectus is revised as of the date of this supplement by the deletion of the first two paragraphs of that section and the insertion of the following paragraphs in lieu thereof:

         We began active operations on June 5, 1998, when we received and accepted subscriptions for 125,000 shares pursuant to our initial public offering, which commenced on January 30, 1998. We terminated our initial public offering on December 19, 1999. Of the $132,181,919 raised in the initial offering, we invested a total of $111,032,812 in properties. On December 20, 1999, we commenced a second public offering of up to 22,200,000 shares of common stock at $10 per share. We terminated our second offering on December 19, 2000. Of the $175,229,193 raised in the second offering, we invested a total of $147,192,522 in properties.

         Pursuant to the prospectus, we commenced this third offering of shares of our common stock on December 20, 2000. As of July 31, 2001, we had received an additional $212,110,390 in gross offering proceeds from the sale of 21,211,039 shares in the third offering. As of July 31, 2001, we had raised in the aggregate a total of $519,521,502 in offering proceeds through the sale of 51,952,150 shares of common stock. As of July 31, 2001, we had paid a total of $18,078,430 in acquisition and advisory fees and acquisition expenses, had paid a total of $64,565,823 in selling commissions and organizational and offering expenses, had made capital contributions of $427,043,387 to Wells OP for investments in joint ventures and acquisitions of real property, had utilized $2,994,917 for the redemption of stock pursuant to our share redemption program, and were holding net offering proceeds of $6,838,945 available for investment in additional properties.

Financial Statements

     The statement of revenues over certain operating expenses of the State Street Building for the year ended December 31, 2000, included in this supplement and elsewhere in the registration statement, has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and is included in this supplement in reliance upon the authority of said firm as experts in giving said reports.

     The statement of revenues over certain operating expenses of the State Street Building for the six months ended June 30, 2001, included in this supplement and elsewhere in the registration statement, has not been audited.

     The Pro Forma Balance Sheet of Wells REIT as of June 30, 2001, which is included in this supplement, has not been audited.

                         INDEX TO FINANCIAL STATEMENTS

The State Street Building                                              Page
                                                                       ----
     Report of Independent Accountants                                   6

     Statements of Revenues Over Certain Operating Expenses
     for the year ended December 31, 2000 (audited) and for the
     six months ended June 30, 2001 (unaudited)                          7

     Notes to Statements of Revenues Over Certain Operating
     Expenses for the year ended December 31, 2000 (audited) and
     for the six months ended June 30, 2001 (unaudited)                  8

Wells Real Estate Investment Trust, Inc.

     Unaudited Pro Forma Financial Statements
     ----------------------------------------

     Summary of Unaudited Pro Forma Financial Statements                 9

     Pro Forma Balance Sheet as of June 30, 2001                        10

     Pro Forma Statement of Income for the six months
     ended June 30, 2001                                                12

     Pro Forma Statement of Income for the year ended
     December 31, 2000                                                  13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Wells Real Estate Investment Trust, Inc.:


We have audited the accompanying statement of revenues over certain operating expenses for the State street bank BUILDING for the year ended December 31, 2000. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operations of the State Street Bank Building after acquisition by the Wells Operating Partnership, L.P., a subsidiary of Wells Real Estate Investment Trust, Inc. The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the State Street Bank Building's revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses presents fairly, in all material respects, the revenues over certain operating expenses of the State Street Bank Building for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
August 1, 2001

                           STATE STREET BANK BUILDING


                             STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                     AND THE SIX MONTHS ENDED JUNE 30, 2001



                                                  2001             2000
                                               ----------       ----------
                                               (Unaudited)

RENTAL REVENUES                                $3,617,688       $2,941,354

OPERATING EXPENSES, net of reimbursements         666,818          438,071
                                               ----------       ----------
REVENUES OVER CERTAIN OPERATING EXPENSES       $2,950,870       $2,503,283
                                               ==========       ==========


        The accompanying notes are an integral part of these statements.

                          STATE STREET BANK BUILDING



                        NOTES TO STATEMENTS OF REVENUES


                        OVER CERTAIN OPERATING EXPENSES


                     FOR THE YEAR ENDED DECEMBER 31, 2000


                    AND THE SIX MONTHS ENDED JUNE 30, 2001


1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Description of Real Estate Property Acquired

     On July 30, 2001, the Wells Operating Partnership, L.P. ("Wells OP") acquired the State Street Bank Building from Crownview LLC ("Crownview"). Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. Crownview is not an affiliate of Wells OP.

     Harvard Pilgrim Health Care ("HPHC") occupied the entire 234,668 rentable square feet of the seven-story office building under a net lease agreement (the "HPHC Lease") with Crownview. The HPHC Lease commenced on October 8, 1999 and expired on July 31, 2000. SSB Realty, LLC ("SSB") currently occupies the entire 234,668 rentable square feet of the seven-story office building under a net lease agreement (the "SSB Lease"). SSB is a wholly owned subsidiary of State Street Corporation, which is the guarantor of the SSB Lease. State Street Corporation is a public entity traded on the New York Stock Exchange. Crownview's interest in the SSB Lease was assigned to Wells OP at the closing. The initial term of the SSB Lease commenced on February 1, 2001 and expires on March 31, 2011. SSB has the right to extend the SSB Lease for one additional period of five years at a rate equal to the then current fair market rental rate. Under the SSB Lease, SSB is required to pay, as additional monthly rent, insurance costs, utility charges, personal property taxes, its pro rata share of increases in real estate taxes, and all operating costs with respect to the State Street Bank Building that exceed the base operating costs of $1,773,340 in any calendar year. In addition, SSB is responsible for all routine maintenance and repairs to the State Street Bank Building. Wells OP will be responsible, at SSB's expense, for the repair and replacement of the exterior surface walls, foundation, roof, plumbing, electrical, and mechanical systems of the State Street Bank Building.

     Rental Revenues

     Rental income is recognized on a straight-line basis over the terms of the respective leases.

2.   Basis of Accounting

     The accompanying statement of revenues over certain operating expenses is presented on the accrual basis. This statement has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, this statement excludes certain historical expenses, such as depreciation, interest, and management fees. Therefore, this statement is not comparable to the operations of the State Street Bank Building after acquisition by Wells OP.

                    WELLS REAL ESTATE INVESTMENT TRUST, INC.


                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                 JUNE 30, 2001


The following unaudited pro forma balance sheet as of June 30, 2001 has been prepared to give effect to the acquisition of the AmeriCredit Building by the Wells XIII-REIT Joint Venture (a joint venture partnership between Wells Real Estate Fund XIII, L.P. and Wells Operating Partnership, LP ["Wells OP"]) and the acquisition of the State Street Bank Building by the Wells OP as if each acquisition occurred on June 30, 2001. The Comdata Building was acquired by Wells XII-REIT Joint Venture (a joint venture partnership between Wells Real Estate Fund XII, L.P. and Wells OP) on May 15, 2001.

The following unaudited pro forma statement of income for the six months ended June 30, 2001 has been prepared to give effect to the acquisitions of the Comdata Building, the AmeriCredit Building, and the State Street Bank Building as if the acquisitions occurred on January 1, 2000. The following unaudited pro forma statement of income for the year ended December 31, 2000 has been prepared to give effect to the acquisitions of the Comdata Building and the State Street Bank Building as if the acquisitions occurred on January 1, 2000. The AmeriCredit Building had no operations during 2000.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. Wells Real Estate Investment Trust, Inc. is the general partner of Wells OP.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions of the Comdata Building, the AmeriCredit Building, and the State Street Bank Building been consummated at the beginning of the periods presented.

As of June 30, 2001, the date of the accompanying pro forma balance sheet, Wells OP held cash of $6,074,926. The additional cash used to purchase the State Street Bank Building, including deferred project costs paid to Wells Capital, Inc. (an affiliate of Wells OP), was raised through the issuance of additional shares subsequent to June 30, 2001. This balance is reflected as purchase consideration payable in the accompanying pro forma balance sheet.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.



                            PRO FORMA BALANCE SHEET


                                 JUNE 30, 2001

                                  (Unaudited)


                                     ASSETS


                                                         Wells            Pro Forma Adjustments
                                                      Real Estate     -----------------------------
                                                       Investment     AmeriCredit     State Street         Pro Forma
                                                      Trust, Inc.      Building       Bank Building          Total
                                                     ------------    ------------    --------------      ------------
REAL ESTATE ASSETS, at cost:
 Land                                                $ 47,256,748    $         0     $10,600,000 (d)     $ 58,298,415
                                                                                         441,667 (e)
 Buildings, less accumulated depreciation of                                          39,159,098 (d)
  $15,863,470                                         285,964,597              0                          326,755,324
                                                                                       1,631,629 (e)
 Construction in progress                               7,143,876              0               0            7,143,876
                                                     ------------    -----------     -----------         ------------
       Total real estate assets                       340,365,221              0      51,832,394          392,197,615

CASH AND CASH EQUIVALENTS                               6,074,926       (150,000)(a)  (5,924,926)(d)                0

INVESTMENT IN JOINT VENTURES                           60,261,895     11,343,750 (b)           0           71,605,645

ACCOUNTS RECEIVABLE                                     4,661,279              0               0            4,661,279

DEFERRED LEASE ACQUISITION COSTS                        1,738,658              0               0            1,738,658

DEFERRED PROJECT COSTS                                      3,849         (3,849)(c)           0                    0

DEFERRED OFFERING COSTS                                   731,574              0               0              731,574

DUE FROM AFFILIATES                                     1,242,469              0               0            1,242,469

PREPAID EXPENSES AND OTHER ASSETS                       1,558,395              0               0            1,558,395
                                                     ------------    -----------     -----------         ------------
       TOTAL ASSETS                                  $416,638,266    $11,189,901     $45,907,468         $473,735,635
                                                     ============    ===========     ===========         ============


                                               LIABILITIES AND SHAREHOLDERS' EQUITY


                                                    Wells           Pro Forma Adjustments
                                                 Real Estate  -------------------------------
                                                 Investment    AmeriCredit       State Street     Pro Forma
                                                 Trust, Inc.     Building       Bank Building      Total
                                                 -----------  -------------     -------------   ------------
LIABILITIES:
 Accounts payable and accrued expenses          $  2,592,211  $         0       $         0    $  2,592,211
 Notes payable                                    10,298,850   10,740,000(a)     38,700,000(d)   59,738,850
 Dividends payable                                 1,071,657            0                 0       1,071,657
 Due to affiliate                                  1,508,539      449,901(c)      2,073,296(e)    4,031,736
 Purchase consideration payable                            0            0         5,134,172(d)    5,134,172
 Deferred rental income                               95,418            0                 0          95,418
                                                ------------  -----------       -----------    ------------
       Total liabilities                          15,566,675   11,189,901        45,907,468      72,664,044
                                                ------------  -----------       -----------    ------------
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST OF UNIT HOLDER IN OPERATING
 PARTNERSHIP                                         200,000            0                 0         200,000
                                                ------------  -----------       -----------    ------------
SHAREHOLDERS' EQUITY:
 Common shares, $.01 par value; 125,000,000
  shares authorized, 47,770,468 shares issued
  and 47,489,415 shares outstanding                  477,705            0                 0         477,705
 Additional paid-in capital                      403,204,416            0                 0     403,204,416
 Treasury stock, at cost, 281,053 shares          (2,810,530)           0                 0      (2,810,530)
                                                ------------  -----------       -----------    ------------
       Total shareholders' equity                400,871,591            0                 0     400,871,591
                                                ------------  -----------       -----------    ------------
       Total liabilities and shareholders'
        equity                                  $416,638,266  $11,189,901       $45,907,468    $473,735,635
                                                ============  ===========       ===========    ============



(a) Reflects Wells Real Estate Investment Trust, Inc.'s portion of the purchase price.

(b) Reflects Wells Real Estate Investment Trust, Inc.'s contribution to the Wells Fund XIII-REIT Joint Venture.

(c) Reflects deferred project costs contributed to the Wells Fund XIII-REIT Joint Venture at approximately 4.17% of the purchase price.

(d) Reflects Wells Real Estate Investment Trust, Inc.'s purchase price for the land and the building.

(e) Reflects deferred project costs applied to the land and building at approximately 4.17% of the purchase price.


                                             WELLS REAL ESTATE INVESTMENT TRUST, INC.

                                               PRO FORMA STATEMENT OF INCOME (LOSS)

                                              FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                                            (Unaudited)


                                             Wells                   Pro Forma Adjustments
                                          Real Estate      ----------------------------------------------
                                          Investment       Comdata        AmeriCredit       State Street        Pro Forma
                                          Trust, Inc.      Building        Building         Bank Building         Total
                                          -----------     ----------      -----------       -------------      -----------
REVENUES:
 Rental income                            $19,711,252     $      0        $       0          $3,617,688 (f)    $23,328,940
 Equity in income of joint ventures         1,519,194      513,944 (a)      (98,624)(d)               0          1,934,514
 Interest income                              193,007       (6,781)(b)       (8,135)(b)        (178,091)(b)              0
                                          -----------     --------        ---------          ----------        -----------
                                           21,423,453      507,163         (106,759)          3,439,597         25,263,454
                                          -----------     --------        ---------          ----------        -----------
EXPENSES:
 Depreciation and amortization              6,685,716            0                0             815,815 (g)      7,501,531
 Interest                                   2,809,373      379,761 (c)      349,157 (e)       1,258,137 (h)      4,796,428
 Operating costs, net of reimbursements     1,736,928            0                0             666,818 (i)      2,403,746
 Management and leasing fees                1,117,902            0                0             162,796 (j)      1,280,698
 General and administrative                   635,632            0                0                   0            635,632
 Legal and accounting                         117,331            0                0                   0            117,331
 Computer costs                                 6,328            0                0                   0              6,328
                                          -----------     --------        ---------          ----------        -----------
                                           13,109,210      379,761          349,157           2,903,566         16,741,694
                                          -----------     --------        ---------          ----------        -----------
NET INCOME (LOSS)                         $ 8,314,243     $127,402        $(455,916)         $  536,031        $ 8,521,760
                                          ===========     ========        =========          ==========        ===========
EARNINGS PER SHARE, basic and
 diluted                                  $      0.22                                                          $      0.23
                                          ===========                                                          ===========
WEIGHTED AVERAGE SHARES, basic and
 diluted                                   37,792,014                                                           37,792,014
                                          ===========                                                          ===========

(a) Reflects Wells Real Estate Investment Trust, Inc.'s equity in the income of the Wells Fund XII-REIT Joint Venture related to the Comdata Building from January 1, 2001 through May 14, 2001. The pro forma adjustment results from rental revenues less operating expenses, management fees, and depreciation.

(b) Represents forgone interest income related to cash utilized to purchase the Comdata Building, the AmeriCredit Building, and the State Street Bank Building.

(c) Represents interest expense on the $15,575,863 drawn on Wells Real Estate Investment Trust, Inc.'s revolving credit agreement with Bank of America, N.A., which bears interest at approximately 6.5% from January 1, 2001 through May 14, 2001.

(d) Reflects Wells Real Estate Investment Trust, Inc.'s equity in the loss of the Wells Fund XIII-REIT Joint Venture related to the AmeriCredit Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and deprecation.

(e) Represents interest expense on the $10,740,000 note payable to Bank of America, which bears interest at approximately 6.5% for the six months ended June 30, 2001.

(f)  Rental income is recognized on a straight-line basis.

(g) Depreciation expense on the building is recognized using the straight-line method and a 25-year life.

(h) Represents interest expense on the $38,700,000 note payable to Bank of America, which bears interest at approximately 6.5% for the six months ended June 30, 2001.

(i)  Consists of nonreimbursable operating expenses.

(j)  Management and leasing fees are calculated at 4.5% of rental income.


                                             WELLS REAL ESTATE INVESTMENT TRUST, INC.


                                               PRO FORMA STATEMENT OF INCOME (LOSS)

                                               FOR THE YEAR ENDED DECEMBER 31, 2000

                                                            (UNAUDITED)



                                                              Wells           Pro Forma Adjustments
                                                           Real Estate     ----------------------------
                                                           Investment      Comdata        State Street         Pro Forma
                                                           Trust, Inc.     Building       Bank Building          Total
                                                           -----------     --------       -------------      -----------
REVENUES:
 Rental income                                             $20,505,000  $        0       $ 2,941,354 (d)      $23,446,354
 Equity in income of joint ventures                          2,293,873     930,181 (a)             0            3,224,054
 Interest income                                               520,924     (19,106)(b)      (501,818)(b)                0
 Other income                                                   53,409           0                 0               53,409
                                                           -----------  ----------       -----------         ------------
                                                            23,373,206     911,075         2,439,536           26,723,817
                                                           -----------  ----------       -----------         ------------
EXPENSES:
 Depreciation and amortization                               7,743,551           0         1,631,629 (e)        9,375,180
 Interest                                                    4,199,461   1,284,495 (c)     3,191,473 (f)        8,675,429
 Operating costs, net of reimbursements                        888,091           0           438,071 (g)        1,326,162
 Management and leasing fees                                 1,309,974           0           132,361 (h)        1,442,335
 General and administrative                                    426,680           0                 0              426,680
 Legal and accounting                                          240,209           0                 0              240,209
 Computer costs                                                 12,273           0                 0               12,273
                                                           -----------  ----------       -----------         ------------
                                                            14,820,239   1,284,495         5,393,534           21,498,268
                                                           -----------  ----------       -----------         ------------
NET INCOME (LOSS)                                          $ 8,552,967  $ (373,420)      $(2,953,998)         $ 5,225,549
                                                           ===========  ==========       ===========          ===========

EARNINGS PER SHARE, basic and diluted                      $      0.40                                        $      0.24
                                                           ===========                                        ===========

WEIGHTED AVERAGE SHARES, basic and diluted                  21,382,418                                         21,382,418
                                                           ===========                                        ===========

(a) Reflects Wells Real Estate Investment Trust, Inc.'s equity in income of the Wells Fund XII-REIT Joint Venture related to the Comdata Building. The pro forma adjustment results from rental revenues less operating expenses, management fees, and depreciation.

(b) Represents forgone interest income related to cash utilized to purchase the Comdata Building and the State Street Bank Building.

(c) Represents interest expense incurred on the $15,575,863 drawn on Wells Real Estate Investment Trust, Inc.'s revolving credit agreement with Bank of America, N.A., which bears interest at approximately 8.2% for the year ended December 31, 2000.

(d)  Rental income is recognized on a straight-line basis.

(e) Depreciation expense on the building is recognized using the straight-line method and a 25-year life.

(f) Interest expense on the $38,700,000 note payable to Bank of America, N.A., which bears interest at approximately 8.2% for the year ended December 31, 2000.

(g)  Consists of nonreimbursable operating expenses.

(h)  Management and leasing fees are calculated at 4.5% of rental income.